UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 30, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Voltaire Ltd.

File No. 333-144439 CF# 22264

Voltaire Ltd. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on July 10, 2007.

Based on representations by Voltaire Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through March 30, 2013
Exhibit 10.6	through March 30, 2013
Exhibit 10.7	through March 30, 2013
Exhibit 10.8	through March 30, 2013
Exhibit 10.11	through March 30, 2013
Exhibit 10.12	through March 30, 2013
Exhibit 10.13	through March 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support